you & sundry

the social parlor for the lgbtq+ community and friends

you&
sundry

more than half of the
lgbtq+ population has
experienced some form
of **discrimination**

you & sundry

despite how far **lgbtq+ rights** have come, we still have a **long way to go**

We're only protected in 19 states

Only 19 states and the District of Columbia have laws that protect people from discrimination in public accommodations based on sexual orientation and gender identity.*

Trans people have the worst of it

Transgender people are particularly in peril and report being denied services, harassed or physically assaulted in many venues such as stores, restaurants, gyms, and health clubs.*

*According to a report released in Jan 2018 by the Movement Advancement Project (MAP)

3 *WHY NOW*

this community has few spaces where they are **welcomed, accepted, respected,** and **safe** to be themselves.

THE PROBLEM

you&
sundry

we're creating the first
social parlor for the
lgbtq+ community

THE SOLUTION

a hybrid space with **wellness** offerings and **members club** experience

 **The Parlor** ~ providing services for hair, nails, and body.
(Available to non-members)

 **The Living Room** ~ main lounge serving drinks and food.
(Available to non-members)

 **The Gym** ~ fitness studio offering classes and training.
(Available to members and non-members)

 **The Library** ~ quiet space to enjoy coffee, work or reflect.
(Members-only)



The Living Room



The Parlor

The Fireplace



our space is the first-of-its-kind



GENDER INCLUSIVE
(ALL PEOPLE)

Equinox

You & Sundry

Soho House

Hairraris

NOT FOR
LGBTQ FOLKS

FOR LGBTQ
FOLKS

The Wing

Chillhouse

Boxers

GENDER EXCLUSIVE
(CIS MEN OR WOMEN)

THE COMPETITION

our focus on three areas will give us an edge



Our team

We hire and train our employees to provide unbiased and non-discriminatory service for all identities.



Our tech

We use tech to improve and personalize the customer experience by capturing valuable and actionable data.



Our offerings

We offer inclusive services such as haircuts for all genders and personal training for those in transition.

UNIQUE ADVANTAGE

our team has experience being queer and creating, launching and managing brands



Kim Goulbourne
Founder & Space Director

TEDx speaker & Webby-Award winning designer & developer with experience launching multiple products and experiences across a variety of verticals.



Alex Jackman
Marketing Director

A growth-focused marketer and digital expert with experience transforming brands and their communities both in and outside of the LGBTQ+ community.



Advisor
Hospitality Veteran

Over 10+ years in hospitality operations leading millions in revenue growth, new launches and consulting for Fortune 500 brands, & the sale of a tech company.

you & sundry

our brand has been **growing** since 2018

- Hosted **5 barbershop pop-ups**
- Partnered with **The Wing**, Birchbox, New Women Space, and The Phluid Project
- Been featured in **Timeout**, Bustle, American Salon, and Racked
- Given haircuts to **230+ people**
- Gained **2000+ followers** on Instagram



TimeOut

THE WING

BUSTLE

THE phluid PROJECT

BIRCHBOX

quotes from our pop-ups:

"Love y'all and everything about the mission. You & Sundry makes getting a fresh cut safe, satisfying and even fun! It's so important to make more inclusive spaces for LGBTQIA folks and I'm so happy you are doing just that <3"

"Thank you for providing a very crucial service for folks who need a safe space in which to cultivate their best looks. It sucks that it's so necessary, but it's incredible to see the void being filled by people who are willing and able to take care of the community in really positive way."

we'll use what we've learned to **grab the attention** of the community

Events

A mix of self-care workshops and classes in areas such as makeup and fitness, and social events such as brunch and parties.

Strategic Content

Content will focus on highlighting people and topics such as queer hair, on platforms like Instagram or through partnerships with publications.

Partnerships

Expand strategic partnerships with brands who have strong existing communities, such as Ellis Presents and Babetown to fuel our events and content.

our business model merges **common**, and **proven** solutions



Memberships

Optional for those who want more out of the space.

$45+ tiers



Food & Beverage

We'll serve a variety of beverages alongside food.

$10-30 per item



Services

We'll offer services for hair, nails, and body.

$25-150 per service



Fitness Food & Beverage Services Memberships

$5,000,000m

$3,750,000m

$2,500,000m

$1,250,000m

$0m

Year 1
500 members

Year 2
1500 members

Year 3
2500 members

YEAR 2

$2.5m+
Revenue

35%
Net Profit

FUTURE REVENUE PREDICTIONS - Note that these cannot be guaranteed.

we plan on **expanding** globally to become the **go-to brand** for locals and travelers



TORONTO

LONDON

YEAR 5 PLAN

$80m+	20
Revenue	Locations

THE ASK

we're tapping into a **huge market** that's been **overlooked** and **undervalued**

$48 billion



$4380

Total Available Market (US)

based on 11m+ people in the U.S. who identify as LGBT and spend*

* 2017 estimates from Gallup. This only includes individuals who have openly identified as LGBTQ+

Average annual spend per person

on food, beverage, fitness & personal care services in the U.S.*

* Based on Bureau Labor of Statistic 2016 Consumer Expenditure Survey

we've developed a rollout plan that **lowers costs** and **fuels growth**



Month 1	Month 4	Month 8	Month 12	Month 18
Start buildout of NYC flagship location. Lower buildout costs by delaying certain areas (eg. kitchen).	Open flagship location. Utilize food partnerships vs an in-house menu. Offer services based on demand to reduce overhead. Launch an event strategy to fuel growth.	Maintain a strong programming schedule. Continue to increase service offerings based on demand.	Reach profitability, Increase service offerings with a full-time staff.	Start buildout of full kitchen to offer in-an house menu

THE PLAN - *Note that these are future milestones which cannot be guaranteed.*

you&
sundry

join us in creating the
first social parlor for
the lgbtq+ community

Kim Goulbourne
kim@youandsundry.com